Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 15, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

Director and Persons Discharging Managerial Responsibilities Dealings
On 14 March 2007, Nigel Dunlop, a Director of Gallaher Group Plc, informed the Company that on that day a connected person had transferred 54,525 ordinary 10p shares in the Company to him. Following this transfer, Mr Dunlop’s beneficial interest in 85,891 ordinary 10p shares in the Company, remains the same.
On 14 March 2007, Jon Moxon, a Person Discharging Managerial Responsibility and a member of Gallaher Group Plc’s Management Committee, informed the Company that on that day a connected person had transferred to him 33,703 ordinary 10p shares in the Company.

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: March 15, 2007		Title: Deputy Company Secretary